 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-267864
PROSPECTUS SUPPLEMENT NO. 2
(to prospectus dated December 23, 2022)
Up to 22,900,000 Ordinary Shares issuable upon the exercise
of warrants
Up to 62,151,365 Ordinary Shares and 5,650,000 Warrants to
purchase Ordinary Shares offered by Selling Securityholders
of
TH International Limited

This prospectus supplement updates, amends and supplements the prospectus dated December 23, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-267864), with the information contained in the Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (“SEC”) on March 30, 2023, which is set forth below.
This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus.
Our ordinary shares and warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the trading symbols “THCH” and “THCHW,” respectively. On March 30, 2023, the closing price of our ordinary shares on Nasdaq was $3.93 per share, and the closing price of our warrants on Nasdaq was $0.488 per warrant.
Neither the SEC nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.
Investing in our securities involves a high degree of risk. Before buying any of our securities, you should carefully read the discussion of material risks of investing in such securities under “Risk Factors” beginning on page 39 of the Prospectus.
The date of this prospectus supplement is March 31, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of March 2023
Commission File Number: 001-41516
TH International Limited

2501 Central Plaza
227 Huangpi North Road
Shanghai, People’s Republic of China, 200003
+86-021-6136-6616
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE
On March 30, 2023, TH International Limited (the “Company”) entered into a share purchase agreement (the “Share Purchase Agreement”) with Pangaea Three Acquisition Holdings IV, Limited, a Cayman Islands exempted company, PLKC International Limited, a Cayman Islands exempted company (“Popeyes China”), and PLK APAC Pte. Ltd., a company organized and existing under the laws of Singapore. The transaction values Popeyes China at an up-front equity value of $35.1 million. Up-front transaction consideration comprises newly-issued ordinary shares of the Company, priced at 85% of the trailing 40-trading-day VWAP (as defined in the Share Purchase Agreement) from the date of announcement of the transaction (February 8, 2023), resulting in the issuance of 12.1 million ordinary shares of the Company, of which 5% will be reserved for an employee stock option plan. In addition to the up-front transaction consideration, shareholders of Popeyes China will receive deferred contingent consideration (“DCC”) equal to 3% of the revenue of the Popeyes China business going forward, with a buy-out right exercisable at any time by the Company for $35 million. The DCC (including the buy-out payment, if any) will be paid in newly issued ordinary shares of the Company, priced at 85% of the trailing 40-trading-day VWAP from the end of the trailing fiscal year, or in case of a buy-out, from the date of the buy-out election by the Company. A copy of the Share Purchase Agreement is attached hereto as exhibit 10.1. The foregoing summary of the Share Purchase Agreement is subject to, and qualified in its entirety by reference to, such exhibit. The transaction was approved by the independent directors of the Company’s audit committee and a fairness opinion was obtained from Kroll, LLC, independent financial advisor to the audit committee, that the consideration paid by the Company in the transaction is fair from a financial point of view to the Company.
On March 30, 2023, the Company issued a press release announcing the closing of the transaction. A copy of the press release regarding the transaction is attached hereto as Exhibit 99.1.

INDEX TO EXHIBITS
Exhibit Number	Exhibit Title
10.1	Share Purchase Agreement.
99.1	Press Release.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TH International Limited
Date: March 30, 2023	/s/ Yongchen Lu Yongchen Lu Chief Executive Officer